UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

KONINKLIJKE PHILIPS N.V.

(Exact name of the Registrant as specified in its charter)

ROYAL PHILIPS

(Translation of Registrant’s name into English)

The Netherlands	001-05146-01	None
(State or other jurisdiction of Incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Prinses Irenestraat 59, Amsterdam, The Netherlands		1077 WV
(Address of principal executive offices)		(Zip code)

Willem Appelo, Chief Operations Officer

+31 20 59 77777,

Prinses Irenestraat 59, 1077 WV Amsterdam, The Netherlands

(Name and telephone number, including area code, of the Person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Koninklijke Philips N.V. evaluated its current product lines and determined that certain products we manufacture or contract to manufacture contain tin, tungsten, tantalum and/or gold (3TG). These products include, among others, certain professional healthcare systems and devices used in diagnosis, treatment and patient monitoring, as well as certain personal health products and related components.

Conflict Minerals Disclosure

Koninklijke Philips N.V. has, in good faith, conducted a reasonable country of origin inquiry (“RCOI”) that was reasonably designed to determine whether its products contain conflict minerals that originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) as described in the Company’s Conflict Minerals Report provided as Exhibit 1.01 hereto.

We have not been able to confirm the identification of and conflict-free status under the Responsible Minerals Assurance Process (RMAP) standards for all smelters used in our supply chain. None of the smelters identified in our supply chain are known to us as sourcing 3TG that directly or indirectly finances or benefits armed groups in the Covered Countries. As a result we file a Conflict Minerals Report as an Exhibit to this filing.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at: https://www.philips.com/a-w/about/environmental-social-governance/environmental/supplier-sustainability/responsible-sourcing-of-minerals.html.

Item 1.02 Exhibit

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

KONINKLIJKE PHILIPS N.V.

(Registrant)

By:	/s/ Willem Appelo	Date: May 12, 2026
Name:	Willem Appelo
Title	Chief Operations Officer

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